

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2010

Mr. Edwin A. Reilly
Chief Executive Officer
Aquamer Medical Corp.
8 Algonquian Drive
Natick, Massachusetts 01760

> **Re:** **Aquamer Medical Corp.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-52327**

Dear Mr. Reilly:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief